Contact

www.linkedin.com/in/drew-henry
(LinkedIn)

Top Skills

Sales
Social Media Marketing
Advertising

Honors-Awards

Rising Star
Best B2C Company

Drew Henry

Dream | Believe | Inspire
Spokane, Washington, United States

Summary

Our mission is to create a fresh crafted tea that is just as bold as those who drink it. We carefully select only the finest ingredients including our locally sourced honey to make a blend of spices that is not only 100% natural, but bold and flavorful. We believe tea should be held to a higher standard. Say goodbye to bland tea you've become accustomed to and say hello to your new favorite cup of tea. Say hello to the REVIVAL.

Experience

Revival Tea Company

Chief Executive Officer
2018 - Present (6 years)
Spokane, Washington Area

A Craft Tea Brewed In The Great PNW
Our mission is to create a fresh crafted tea that is just as bold as those who drink it. Revival Tea is not your grandfathers cup of tea. We carefully select only the finest ingredients, including our locally sourced honey to make a blend of spices that is not only 100% natural but bold and flavorful. Coffee shops all over the world have resorted to the ease of artificial and sugary pre-made Chai mixes that quite simply don't stack up. Our Signature Spiced Chai not only makes the best Chai Latte you've ever tasted, it also makes a spicy cup of Chai Tea like you've never had before. We believe tea should be held to a higher standard. Say goodbye to bland tea you've become accustomed to. Say hello to your new favorite cup of tea.

Say hello to the REVIVAL